[LOGO]

August 12, 2010

Ms. Yolanda Crittenden
Staff Accountant
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:       WestMountain Alternative Energy, Inc. (the Company)
Form 8-K, Item 4.01
File Number: 0-53029

Dear Ms. Crittenden;

This is in response to your August 11, 2010 comment letter to the Company. Our response paragraphs correspond to the paragraph numbers of your comment letter.

1.	Clarifying language has been added. However, there are no disagreements to report.
2.	We have filed an updated letter from the accountants.

As requested in your comment letter, we have been authorized by the Company to state that the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, do not hesitate to contact the undersigned at (970) 530-0325.

WESTMOUNTAIN ALTERNATIVE ENERGY, INC.

By	/s/ Brian L. Klemsz
Brian L. Klemsz, President